Addendum to Broker-Dealer Agreement
This addendum (the “Addendum”) is entered into by and between Otis Collection LLC (“Client”), a Delaware Series Limited Liability Company, and Dalmore Group, LLC, a New York Limited Liability Company (“Dalmore”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in that certain Broker-Dealer Agreement, dated September 3, 2020 (the “Existing Agreement”), by and between Client and Dalmore. Client and Dalmore agree to be bound by the terms of this Addendum, effective as of May 6, 2021 (the “Effective Date”):
Whereas, as a result of additional due diligence efforts and consulting services required in connection with the Offering, the parties desire to amend the Existing Agreement as follows;
Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.
Amendment of Existing Agreement. Section 3 of the Existing Agreement is hereby amended by adding the following to such section:

“The Manager will pay an additional one time Consulting Fee of $10,000 which will be due and payable immediately after FINRA issues a No Objection Letter with respect to the Offering filed on May 6, 2021.”
2.
All other terms and conditions of the Existing Agreement shall remain in full force and effect.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
CLIENT: Otis Collection LLC

By
/s/ Keith Marshall
Name:
Keith Marshall
Its:
General Counsel

Dalmore Group, LLC:

By
/s/ Etan Butler
Name:
Etan Butler
Its:
Chairman